December 22, 2021

140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES

Austin	Moscow
Beijing	Munich
Boston	New York
Brussels	Orange County
Century	City Paris
Chicago	Riyadh
Dubai	San Diego
Düsseldorf	San Francisco
Frankfurt	Seoul
Hamburg	Shanghai
Hong Kong	Silicon Valley
Houston	Singapore
London	Tel Aviv
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Al Pavot
Jane Park
Laura Crotty

Re:	Neumora Therapeutics, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on November 8, 2021

CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2021 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated December 6, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Draft Registration Statement on Form S-1 submitted November 8, 2021

Summary, page 1

December 22, 2021

1.

Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by polysomnographic measures and allosteric modulators.

Response: In response to the Staff’s comment, the Company has revised pages 2, 4 and 5 of the Registration Statement and throughout the Registration Statement where applicable.

2.

Please expand your disclosure in the Summary to clarify that you have licensed certain product candidates and from whom the product was licensed. For example, we refer to your disclosure on page F-19 and elsewhere that your NMRA-140 and NMRA-511 product candidates are licensed from The Scripps Research Institute in connection with your acquisition of BlackThorn Therapeutics, Inc.

Response: In response to the Staff’s comment, the Company has revised pages 4 and 5 of the Registration Statement.

Summary

Our Precision Neuroscience Pipeline, page 3

3.

We note the inclusion of five discovery stage programs in your pipeline table. Given the early stage of development of these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your Summary pipeline table. If they are material, please expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of preclinical studies or other development activities conducted. Alternatively, please remove any programs that are not currently material from your pipeline table.

Response: The Company believes that it is appropriate to include its five discovery programs in its pipeline table as these discovery programs are relevant to an investor’s understanding of the Company’s longer term strategy and approach, including the potential for, and types of, additional development programs that may result from the Company’s discovery efforts utilizing its proprietary precision neuroscience approach. Further, the Company anticipates utilizing a portion of the net proceeds received in the offering to fund its preclinical development programs, which includes these five discovery stage programs. As a result, the Company believes disclosure regarding these programs in its pipeline chart is material to a potential investor.

In response to the Staff’s comment, since these five discovery programs are material, the Company advises the Staff that it will update the disclosure in the Registration Statement in a subsequent amendment to provide a more fulsome description of these programs.

4.	Please enlarge your pipeline table on pages 3, 117, and 129 to ensure all text is legible.

Response: In response to the Staff’s comment, the Company has revised pages 3, 122 and 134 of the Registration Statement.

December 22, 2021

We contract with third parties for the manufacture of our product candidates..., page 50

5.

You disclose on page 50 that you rely on certain single-source suppliers for the raw materials for your product candidates. Please expand your disclosure under an appropriate heading in the Business section to identify the suppliers on which you rely and the material terms of your agreements with such parties. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 162 and 163 of the Registration Statement.

Industry and Market Data, page 85

6.

We note your statement cautioning investors not to give undue weight to assumptions and estimates in your prospectus and that such information is inherently imprecise. These statements may imply an inappropriate disclaimer of responsibility with respect to third party information; therefore, please either remove the potential disclaiming language or clearly state in this section that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised page 85 of the Registration Statement.

Use of Proceeds, page 86

7.

We note the paragraph at the bottom of page 86 regarding the uncertainty surrounding your potential use of proceeds and the “significant discretion and flexibility” management will have in applying the proceeds from the offering. In relation to the first bullet point listed in the intended uses, please either confirm in your response that the company is unable to provide more granular detail regarding the allocation of proceeds to the product candidates listed in its pipeline table, or revise this section to provide such specific information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it cannot offer greater specificity regarding the use of proceeds from the offering as it has no plans to specifically allocate any of the net proceeds towards a particular development program or product beyond how it is currently disclosed.

Business, page 115

8.

Please clarify the meaning of scientific or technical terms the first time they are used in the Business section in order to ensure that all investors will understand the disclosure. For example, please briefly explain what you mean by alpha, beta and theta bands, anxiolysis, galvanic skin response, pharmaco-fMRI, monoamine signaling molecule, phosphorylation, nanomolar, inflammasome, microglia, and alpha-synuclein.

December 22, 2021

Response: In response to the Staff’s comment, the Company has revised pages 121, 123, 124, 134, 135, 137, 138, 139, 142, 144, 145, 146 and 147 of the Registration Statement and throughout the Registration Statement where applicable.

9.

For each of the preclinical trials and rat and human studies discussed in this section for your product candidates starting on page 130, including those conducted by third parties, please expand your disclosure to clarify the scope, size, design and whether the studies were powered to show statistical significance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all of its preclinical studies are not powered for significance given that the goal of such studies, among other things, is to accurately model in animals the desired biological effect a drug may have to predict treatment in human patients and to identify potential toxicities. As such, since these studies are designed to model and observe these factors, they are not powered for statistical significance. In addition, the Company advises the Staff that based on feedback from U.S. Food and Drug Administration, subsequent clinical trials in humans may be powered for significance and that it will report the details of such trials as applicable. Further, the Company advises the Staff that since preclinical studies are not powered for significance and represent preliminary results in the development process for such programs, details regarding the scope, size and design of such preclinical studies are largely not material to investors and that the Company’s disclosure in this regard is consistent with how preclinical activities are disclosed by other similar companies. To the extent the scope, size and design of a preclinical study is material to an investor’s understanding of the program, the Company has included such details in the Registration Statement.

In response to the Staff’s comment, the Company has revised page 135 of the Registration Statement to clarify its preclinical studies are not powered for significance.

NMRA-140 (KOR), page 129

10. Please expand on the significance of the SAD and MAD portions of the Phase 1 trial for NMRA-140 and briefly discuss the meaning of the “food effect” assessed in the SAD portion of the Phase 1 trial.

Response: In response to the Staff’s comment, the Company has revised page 135 of the Registration Statement.

NMRA-511, page 133

11.

We note your disclosure on page 133 relating to the limitations of existing first-line anxiety treatments and second-line treatments such as benzodiazepines. Please clarify whether your NMRA-511 as an investigational small molecule antagonist is also intended to be a first- or second-line treatment for the treatment of neuropsychiatric disorders.

December 22, 2021

Response: The Company respectfully advises the Staff that at this stage in its clinical development, it does not have sufficient data to determine whether NMRA-511 could be used as a first-line or second-line treatment for anxiety. The Company anticipates it will have more clarity on this following its analysis of data from its clinical trials. Until such time, the Company believes it could be misleading to investors to indicate whether NRMA-511 could be a first-line or second-line treatment and as a result, the Company believe it should not update the disclosure in the Registration Statement in this regard.

NMRA-094, page 135

12.	We note your reference to Graph (A) and Graph (B) on page 136. Please clearly label the graphics accordingly and ensure all text is legible.

Response: In response to the Staff’s comment, the Company has revised page 141 of the Registration Statement.

Patent Portfolio, page 142

13.

We refer to your disclosure relating to the NMRA-140 patent families in your molecule patent portfolio. Please clarify your disclosure of the patents and patent applications that comprise the patent family you co-own with TSRI. Please also disclose the applicable jurisdictions of the issued foreign patents and foreign pending patent applications related to the NMRA-140, NMRA-511 and NMRA-094 product candidates.

Response: In response to the Staff’s comment, the Company has revised page 148 of the Registration Statement.

14.

You disclose on page 143 that your precision neuroscience platform patent portfolio is comprised of eight issued U.S. patents, three issued foreign patents and additional pending U.S. and foreign pending applications. Please revise to clarify the number of patents and patent applications related to each of the multimodal processes and Syllable portfolio and the applicable jurisdictions of the issued foreign patents and foreign pending patent applications.

Response: In response to the Staff’s comment, the Company has revised page 148 of the Registration Statement.

15.

We note your disclosure on page 143 relating to your biomarker patent portfolio. Please revise to specify the number of patents or patent applications in this patent portfolio, whether they are owned or licensed, the expiration dates and identification of applicable jurisdictions of foreign patents and pending applications, as applicable.

Response: In response to the Staff’s comment, the Company has revised pages 148 and 149 of the Registration Statement.

December 22, 2021

In-Licensing and Collaboration Agreements, page 144

16.

We note your disclosure on pages 97 and F-22 that you acquired Propellex Bio, Inc. (Propellex) to gain access to the rights granted to Propellex under an exclusive license with TSRI (2020 TSRI License Agreement) related to preclinical molecules for the treatment of Parkinson’s disease and other neurogenerative diseases. You also disclose on pages F-23 and F-28 that while you have terminated all efforts related to the Propellex IPR&D program as of April 2021, the 2020 TSRI License Agreement has not been terminated. Please discuss the 2020 TSRI License Agreement in this section, including the material terms of the agreement and the extent to which the licensed rights under the agreement relate to your NMRA-NLRP3 and NMRA-GCase programs for the treatment of Parkinson’s disease. Please file the 2021 TSRI License Agreement and the Harvard License Agreement as exhibits to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that it terminated all efforts related to the development of product candidates related to intellectual property rights it received access to pursuant to the 2020 TSRI License Agreement in April 2021 as disclosed on page F-23 of the Registration Statement. Accordingly, the Company does not believe the 2020 TSRI License Agreement is material and it does not intend to file such agreement as an exhibit to the Registration Statement.

The Company further advises the Staff that its programs related to the treatment of Parkinson’s Disease which are currently in development, NMRA-NLRP3 and NMRA-GCase, do not have any related patents covered by the 2020 TSRI License Agreement. In this regard, the Company advises the Staff there are no outstanding licenses between the Company and any third-party that cover patents related to NMRA-NLRP3 as such program has been developed internally. Further, the Company advises the Staff that patents related to its NMRA-GCase program are covered by Amgen Licenses as disclosed on pages 149 and 150 of the Registration Statement.

The Company informs the Staff that it intends to file both of the Amgen Licenses with a future amendment to the Registration Statement and that it has filed the 2015 TSRI License Agreement and the Harvard License Agreement with this submission of the Registration Statement.

17.

We refer to your disclosure relating to the exclusive CK1 License and GCase License Agreement with Amgen. Please disclose when the last-to-expire licensed patent is scheduled to expire and the aggregate amounts paid or received to date (including the payment of any up-front, execution fees or annual license fees) under the CK1 License and GCase License Agreement with Amgen, the 2015 TSRI License Agreement, and the Harvard License Agreement.

Response: The Company respectfully advises the Staff that neither the Company nor Amgen have filed any patents pursuant to the programs covered by the Amgen Licenses.

December 22, 2021

As such, it cannot disclose at this time the last-to-expire licensed patent. With respect to the payment of any up-front, execution or annual license fees, the Company has revised pages 150, 151 and 153 of the Registration Statement.

18.

Please revise your disclosure relating to the research collaboration agreement with Amgen to discuss the scope of the intellectual property, such as the product candidates the collaboration agreement relates to, as well as the aggregate amounts paid or received to date (including the payment of any up-front or execution fees).

Response: In response to the Staff’s comment, the Company has revised pages 150 and 151 of the Registration Statement.

Principal Stockholders, page 184

19.	In footnote 4 to the table, please identify the natural persons who are the beneficial owners of the shares held by SVF II AIV (DE) LLC.

Response: In response to the Staff’s comment, the Company has revised page 192 of the Registration Statement.

General

20.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

* * *

December 22, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by email to Brian.Cuneo@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo

Brian J. Cuneo

of LATHAM & WATKINS LLP

cc:	Paul Berns, Neumora Therapeutics, Inc.

Tamara L. Tompkins, Neumora Therapeutics, Inc.

Phillip S. Stoup, Latham & Watkins LLP Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

Denny Won, Cooley LLP